

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 3030

April 14, 2009

Robert A. Scott
Executive Vice President and General Counsel
Tyco Electronics Corporation
1050 Westlakes Drive
Berwyn, Pennsylvania 19312

> **Re:** **Tyco Electronics Ltd.**
> **Registration Statement on Form S-4**
> **Letter Dated April 14, 2009**
> **File No. 333-156927**

Dear Mr. Scott:

     We reviewed your letter dated April 14, 2009 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

     Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Exhibit 5.1</u>

1.   We note your response to prior comment 2. However, given that this transaction requires a post-effective amendment as noted in comment 1 of our letter dated March 20, 2009, the opinion included with that amendment (1) should not describe as uncertainties facts or events that will have by then occurred and (2) should not include conditions that are no longer appropriate. Merely revising your statements in the prospectus as you suggest in your response does not address the concerns regarding the statements that counsel makes in its opinion. Therefore, we reissue prior comment 2.

2.   We note your revisions in response to prior comment 3; however, as noted in comment 3 of our letter dated April 3, 2009, the exhibit should not assume conclusions of law that are a necessary requirement of the ultimate opinion. Although we will not comment if counsel indicates in the Swiss opinion that it relied on the filed Bermuda opinion, Swiss counsel may not merely "assume away" relevant Bermuda law.

3.   Your response to prior comment 5 indicates that the opinion does not address all securities in the fee table of your Form S-4; however, Regulation S-K Item 601(b)(5) requires you to include an opinion as to the legality of all securities registered. We will not comment if the opinion regarding all such securities is conditioned on the securities being outstanding upon completion of the transaction; however, such a condition must be removed in the post-effective amendment mentioned in comment 1 above.

Exhibit B

4.   Regulation S-K Item 601(b)(5) requires that you file an opinion of counsel indicating whether the securities being registered will, when sold, be legally issued fully and non-assessable. The language in paragraph (a) on page 2 in the opinion does not make clear whether the securities are non-assessable. The language does not address whether a holder of the offered securities is liable, solely because of security holder status, for additional assessments or calls on the securities by the registrant or its creditors. See comment 2 of our April 3, 2009 letter to you. Please include an opinion that is fully compliant with Item 601(b)(5).

5.   The opinions that you file may not assume conclusions of law that are a necessary requirement the ultimate opinion nor may they assume any of the material facts underlying the opinion or facts that are readily ascertainable. See comment 3 in our April 3, 2009 letter to you. We note, for example, the assumptions in paragraph (d) on page 1 and paragraph (g) on page 2. Please file an opinion that is revised as appropriate.

6.   Refer to paragraph (c) on page 3. Please tell us the nature of matters in the Register that (1) may not have been revealed by the search due to the reasons cited in that paragraph and (2) would affect the opinion required by Regulation S-K Item 601(b)(5). Please tell us who could "lodge" such matters "for filing or registration." If such matters are "lodged" by the registrant, please tell us why the reservations in paragraph (c) on page 3 and paragraph (f) on page 2 of the opinion are necessary and appropriate.

7.   Please tell us how the last paragraph on page 4 is consistent with Section 14 of the Securities Act. See comment 10 in our April 3, 2009 letter to you.

* * *

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

        We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Eric Atallah at (202) 551-3663 or Kevin Vaughn, Branch Chief, at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax):   Ellen J. Odoner
P.J. Himelfarb
Weil, Gotshal & Manges LLP